Qujing Municipal Bureau of Land and Mining Right Appraisal Firm

To Whom It May Concern:

We hereby consent that our report “Report on Verification of Reserve of Mineral Resources within Altered Mining Area of DaPuAn Coal Mine in Shizong County of Yunnan Province” dated August 13, 2008 relating to certain coal reserves and resources information for the Company’s DaPuAn Coal Mine reserves can be used in the U.S.

/s/ Qujing Municipal Bureau of Land and Mining Right Appraisal Firm

Dated: December 18, 2009